Exhibit 99.1

Pfizer and BioNTech Provide Update on Booster Program in Light of the Delta-Variant

As part of Pfizer’s and BioNTech’s continued efforts to stay ahead of the virus causing COVID-19 and circulating mutations, the companies are providing an update on their comprehensive booster strategy.

Pfizer and BioNTech have seen encouraging data in the ongoing booster trial of a third dose of the current BNT162b2 vaccine. Initial data from the study demonstrate that a booster dose given 6 months after the second dose has a consistent tolerability profile while eliciting high neutralization titers against the wild type and the Beta variant, which are 5 to 10 times higher than after two primary doses. The companies expect to publish more definitive data soon as well as in a peer-reviewed journal and plan to submit the data to the FDA, EMA and other regulatory authorities in the coming weeks. In addition, data from a recent Nature paper demonstrate that immune sera obtained shortly after dose 2 of the primary two dose series of BNT162b2 have strong neutralization titers against the Delta variant (B.1.617.2 lineage) in laboratory tests. The companies anticipate that a third dose will boost those antibody titers even higher, similar to how the third dose performs for the Beta variant (B.1.351). Pfizer and BioNTech are conducting preclinical and clinical tests to confirm this hypothesis.

While Pfizer and BioNTech believe a third dose of BNT162b2 has the potential to preserve the highest levels of protective efficacy against all currently tested variants including Delta, the companies are remaining vigilant and are developing an updated version of the Pfizer-BioNTech COVID-19 vaccine that targets the full spike protein of the Delta variant. The first batch of the mRNA for the trial has already been manufactured at BioNTech’s facility in Mainz, Germany. The Companies anticipate the clinical studies to begin in August, subject to regulatory approvals.

As seen in real world data released from the Israel Ministry of Health, vaccine efficacy in preventing both infection and symptomatic disease has declined six months post-vaccination, although efficacy in preventing serious illnesses remains high. Additionally, during this period the Delta variant is becoming the dominate variant in Israel as well as many other countries. These findings are consistent with an ongoing analysis from the Companies’ Phase 3 study. That is why we have said, and we continue to believe that it is likely, based on the totality of the data we have to date, that a third dose may be needed within 6 to 12 months after full vaccination. While protection against severe disease remained high across the full 6 months, a decline in efficacy against symptomatic disease over time and the continued emergence of variants are expected. Based on the totality of the data they have to date, Pfizer and BioNTech belief that a third dose may be beneficial to maintain highest levels of protection.

AUTHORIZED USE IN THE U.S.:

The Pfizer-BioNTech COVID19 vaccine is authorized for use under an Emergency Use Authorization (EUA) for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 12 years of age and older.

IMPORTANT SAFETY INFORMATION FROM U.S. FDA EMERGENCY USE AUTHORIZATION PRESCRIBING INFORMATION:

•	Do not administer Pfizer‑BioNTech COVID-19 vaccine to individuals with known history of a severe allergic reaction (e.g., anaphylaxis) to any component of the Pfizer‑BioNTech COVID-19 vaccine
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Appropriate medical treatment used to manage immediate allergic reactions must be immediately available in the event an acute anaphylactic reaction occurs following administration of Pfizer‑BioNTech COVID-19 vaccine

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Monitor Pfizer-BioNTech COVID-19 vaccine recipients for the occurrence of immediate adverse reactions according to the Centers for Disease Control and Prevention guidelines (https://www.cdc.gov/vaccines/covid-19/clinical-considerations/managing-anaphylaxis.html)

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Reports of adverse events following use of the Pfizer-BioNTech COVID-19 Vaccine under EUA suggest increased risks of myocarditis and pericarditis, particularly following the second dose. The decision to administer the Pfizer-BioNTech COVID-19 Vaccine to an individual with a history of myocarditis or pericarditis should take into account the individual’s clinical circumstances.

•	Syncope (fainting) may occur in association with administration of injectable vaccines, in particular in adolescents. Procedures should be in place to avoid injury from fainting
•	Immunocompromised persons, including individuals receiving immunosuppressant therapy, may have a diminished immune response to the Pfizer‑BioNTech COVID-19 vaccine
•	The Pfizer‑BioNTech COVID-19 vaccine may not protect all vaccine recipients
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In clinical studies, adverse reactions in participants 16 years of age and older included pain at the injection site (84.1%), fatigue (62.9%), headache (55.1%), muscle pain (38.3%), chills (31.9%), joint pain (23.6%), fever (14.2%), injection site swelling (10.5%), injection site redness (9.5%), nausea (1.1%), malaise (0.5%), and lymphadenopathy (0.3%)

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In a clinical study, adverse reactions in adolescents 12 through 15 years of age included pain at the injection site (90.5%), fatigue (77.5%), headache (75.5%), chills (49.2%), muscle pain (42.2%), fever (24.3%), joint pain (20.2%), injection site swelling (9.2%), injection site redness (8.6%), lymphadenopathy (0.8%), and nausea (0.4%)

•	Following administration of the Pfizer-BioNTech COVID-19 Vaccine, the following have been reported outside of clinical trials:
o	Severe allergic reactions, including anaphylaxis, and other hypersensitivity reactions, diarrhea, vomiting, and pain in extremity (arm)
o	Myocarditis and pericarditis
•	Additional adverse reactions, some of which may be serious, may become apparent with more widespread use of the Pfizer-BioNTech COVID-19 vaccine
•	Available data on Pfizer‑BioNTech COVID-19 vaccine administered to pregnant women are insufficient to inform vaccine-associated risks in pregnancy
•	Data are not available to assess the effects of Pfizer‑BioNTech COVID-19 vaccine on the breastfed infant or on milk production/excretion
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There are no data available on the interchangeability of the Pfizer‑BioNTech COVID‑19 vaccine with other COVID-19 vaccines to complete the vaccination series. Individuals who have received one dose of Pfizer‑BioNTech COVID-19 vaccine should receive a second dose of Pfizer‑BioNTech COVID-19 vaccine to complete the vaccination series

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Vaccination providers must report Adverse Events in accordance with the Fact Sheet to VAERS online at https://vaers.hhs.gov/reportevent.html. For further assistance with reporting to VAERS call 1-800-822-7967. The reports should include the words “Pfizer-BioNTech COVID-19 Vaccine EUA” in the description section of the report

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Vaccination providers should review the Fact Sheet for Information to Provide to Vaccine Recipients/Caregivers and Mandatory Requirements for Pfizer-BioNTech COVID-19 Vaccine Administration Under Emergency Use Authorization

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Before administration of Pfizer-BioNTech COVID-19 vaccine, please see Emergency Use Authorization (EUA) Fact Sheet for Healthcare Providers Administering Vaccine (Vaccination Providers) including Full EUA Prescribing Information available at www.cvdvaccine-us.com

Pfizer Disclosure Notice

The information contained in this release is as of July 8, 2021. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162 mRNA vaccine program and the Pfizer-BioNTech COVID-19 Vaccine (BNT162b2) (including qualitative assessments of available data, potential benefits, expectations for clinical trials, potential booster and variant specific vaccines, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including the Phase 3 data), including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies or in larger, more diverse populations following commercialization; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when the rolling submission of a Biologics License Application for BNT162b2 in the U.S. (the BLA) will be accepted for review and whether and when other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, and if obtained, whether or when such emergency use authorization or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including the BLA or any requested amendments to the emergency use or conditional marketing authorizations) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s ultra-low temperature formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or new variant-specific vaccines; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine (including a potential booster dose of BNT162b2 and/or a potential booster dose of a variation of BNT162b2 having a modified mRNA sequence); the potential of BNT162b2 for adolescents 12 to 15 years of age, evaluation of BNT162b2 in children 6 months to 11 years old, anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; the risk that demand for any products may be reduced or no longer exist; the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates for 2021; and challenges related to public vaccine confidence or awareness. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Media Relations

Amy Rose

+1 (212) 733-7410

Amy.Rose@pfizer.com

Investor Relations

Chuck Triano

+1 (212) 733-3901

Charles.E.Triano@Pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de